EXHIBIT 12

Cinemark USA, Inc.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
	2008	2009	2010	2011	2012
Computation of Earnings:
Pretax income (loss) from continuing operations before equity income (loss)	$18,015	$196,798	$212,969	$202,174	$285,891
Add:
Fixed charges	182,185	173,739	188,432	205,167	207,107
Amortization of capitalized interest	489	496	496	496	496
Distributed income (loss) of equity investees	(2,373)	(907)	(3,438)	5,651	13,109
Less:
Capitalized interest	(270)	—	—	—	—

TOTAL EARNINGS	$156,394	$349,230	$398,459	$413,488	$506,603

Computation of Fixed Charges:
Interest expense	$111,362	$97,730	$107,728	$118,358	$118,873
Capitalized interest	270	—	—	—	—
Amortization of debt issue costs	4,696	4,775	4,716	4,744	4,792
Interest factor on rent expense	65,857	71,234	75,988	82,065	83,442

TOTAL FIXED CHARGES	$182,185	$173,739	$188,432	$205,167	$207,107

RATIO OF EARNINGS TO FIXED CHARGES	1.11x	2.28x	2.11x	2.02x	2.45x